Exhibit 21.1

Subsidiaries of Akari Therapeutics, Plc

The following table sets forth the name and jurisdiction of incorporation of our subsidiaries:

Name of Subsidiary	Jurisdiction of Incorporation
Celsus Therapeutics Inc.	Delaware
Morria Biopharma Ltd.	Israel
Volution Immuno Pharmaceuticals SA	Switzerland
Akari Malta Limited	Malta